UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 24, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

October 11, 2006

3.	NEWS RELEASE

The press release announcing this material change was issued on October 12, 2006 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

On October 11, 2006, the government of Argentina passed a resolution that extends the existing export duty on oil, natural gas and derivatives to the province of Tierra del Fuego. Implementing regulations passed on October 20, 2006 impose such duty on a retroactive basis. Exports from this province had previously been exempt from this duty.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On October 11, 2006, the government of Argentina passed a resolution that extends the existing export duty on oil, natural gas and derivatives to the province of Tierra del Fuego. On October 20, 2006 Argentinian customs authorities passed implementing regulations applying the resolution retroactively. From May 2004 to July 25, 2006 the duty on exports of natural gas equals 20% of the selling price of the gas. As of July 25, 2006, the duty increases to $2.25 per mmbtu. Exports from this province had previously been exempt from this duty.

As a result of this resolution, the increased duty on natural gas exports will apply to all of the natural gas feedstock that Methanex sources from Argentina, or approximately 60% of the total current gas supply to Methanex plants in Chile.

For all natural gas that Methanex sources from Argentina, Methanex has contractual protection against export duty. However, over the past couple of months, Methanex has been in discussions with certain of its Argentinean gas suppliers regarding the impact of the increased export duty. Methanex cannot provide assurance that this export duty will not have an adverse effect on their results of operations and financial condition.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel & Corporate Secretary (604) 661 2600

DATED at Vancouver, British Columbia, this 24th day of October, 2006.

METHANEX CORPORATION

Name:	Randy Milner
Title:	Senior Vice President, General Counsel and Corporate Secretary